Exhibit 4.4
FIRST AMENDMENT
OF
BEST BUY
FIFTH AMENDED AND RESTATED
DEFERRED COMPENSATION PLAN

WHEREAS, Best Buy Co., Inc. (the "Company") has heretofore established and maintains a nonqualified deferred compensation plan which is currently embodied in a document effective January 1, 2009 and entitled “BEST BUY FIFTH AMENDED AND RESTATED DEFERRED COMPENSATION PLAN” (collectively, the “Plan Document”);

WHEREAS, the Company has reserved to itself the power to make further amendments of the Plan document.

NOW, THEREFORE, the Plan document is hereby amended as follows:

1.POSTPONING SCHEDULED DISTRIBUTIONS. Effective November 1, 2010, Section 3.1 of the Plan document shall be amended to read as follows:

1.	In-Service Distribution.

(a)
Electing a Scheduled Distribution. In connection with and at the time of each Annual Deferral Amount election, a Participant may irrevocably elect to receive a future In-Service Distribution from the Plan with respect to all or a portion of such Deferral Account. The In-Service Distribution shall be a lump sum payment in an amount that is equal to the portion of the Deferral Account for which the Participant has elected to receive such distribution, adjusted as provided for in Section 2.5 to the time of such distribution. The In-Service Distribution shall be paid within the first sixty (60) days of the Plan Year that begins two Plan Years after the end of the Plan Year to which the Annual Deferral Amount relates or such later Plan Year as is timely elected by the Participant. By way of example, if the minimum two year In-Service Distribution is elected for Annual Deferral Amounts that are deferred in the Plan Year commencing January 1, 2009, a minimum two year In-Service Distribution would be payable during the sixty (60) day period commencing January 1, 2012.

(b)
Postponing Scheduled Distributions. Subject to Section 3.2, a Participant may make an election to postpone any In-Service Distribution described in Section 3.l(a) above, and have such amount paid out in a lump sum payment during a sixty (60) day period commencing immediately after an allowable alternative distribution payable date designated by the Participant in accordance with this Section 3.1(b). In order to make this election, the Participant must submit a new In-Service Distribution election form to the Committee in accordance with the following criteria:

(i)	Such election form must be submitted to and accepted by the Committee at least twelve (12) months prior to the Participant's previously designated In-Service Distribution payable date;

(ii)	The new In-Service Distribution payable date selected by the Participant must be a January 1 at least five years after the previously designated In-Service Distribution payable date;

(iii)	The election of the new In-Service Distribution payable date will not be effective until twelve (12) months after the date on which the election is made.

2.FUNDING OF THE TRUST. Effective November 1, 2010, Sections 9.1 and 9.2 of the Plan document shall be amended to read as follows:

1.
Establishment and Funding of Trust. The Company may establish a Trust with an independent corporate trustee in order to provide assets from which the obligations of the Employer(s) to the Participants and their Beneficiaries under the Plan may be fulfilled. The Trust must be a grantor trust that conforms substantially with the model trust described in Revenue Procedure 92-64. The Employers may from time to time transfer to the Trust cash, marketable securities or other property, including securities issued by the Company, acceptable to the Trustee in accordance with the terms of the Trust.

2.
Interrelationship of the Plan and the Trust. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers, Participants and the creditors of the Employers to the assets transferred to the Trust. Each Employer shall at all times remain liable to carry out its obligations under the Plan. Nothing contained in the Plan or Trust is to be construed as providing for assets to be held for the benefit of any Participant or any other person or persons to whom benefits are to be paid pursuant to the terms of the Plan, with the Participant's or other person's only interest under the Plan being the right to receive the benefits set forth herein. The Trust is established only for the convenience of the Employers and the Participants, and no Participant has any interest in the assets of the Trust prior to distribution of such assets pursuant to the Plan. To the extent the Participant or any other person acquires a right to receive benefits under the Plan or the Trust, such right is no greater than the right of any unsecured general creditor of the Employer.

3.	SAVINGS CLAUSE. Save and except as herein expressly amended, the Plan Statement shall continue in full force and effect.

Dated: November 9, 2010                Best Buy Co., Inc., a Minnesota corporation

By: /s/ Carol A. Surface
Chief Human Resources Officer